CalAtlantic Group, Inc.
15360 Barranca Parkway
Irvine, CA  92618

December 9, 2016

VIA EDGAR

Mr. W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
 Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
 Washington, D.C.  20549
Re:	CalAtlantic Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 29, 2016 File No. 1-10959
:
Dear Mr. Cash:
This letter sets forth the responses of CalAtlantic Group, Inc. (the "Company" or "CalAtlantic") to the comment letter, dated November 18, 2016, received from the staff of the Securities and Exchange Commission (the "Staff") concerning the Company's Annual Report on Form 10-K for the year ended December 31, 2015 (the "Form 10-K").  Please find our responses to the Staff's comments below. For your convenience, we have copied each of the Staff's comments immediately preceding our responses.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations, page 20
General
1.
We appreciate your response to prior comment one; however, it is not clear to us how you considered the facts and circumstances surrounding your merger in your determination to provide pro forma financial information specified by ASC 805 in lieu of information consistent with Article 11 of Regulation S-X. Given the significance of the merger transaction, it continues to appear to us that you should disclose and discuss supplemental pro forma financial information in MD&A that is consistent with the requirements of Article 11 of Regulation S-X. In this regard, it appears to us that you believe pro forma financial information is meaningful and relevant to shareholders since it is essentially the only comparative financial information you disclose and discuss on earnings calls with analysts.

Mr. W. John Cash
United States Securities and Exchange Commission
December 9, 2016

CalAtlantic Response:
Although supplemental pro forma financial information in MD&A is not required in Forms 10-K and 10-Q pursuant to Regulation S-K or otherwise, the Company acknowledges SEC Staff guidance that in the case of a material acquisition registrants should consider whether the discussion of the results of operations and financial condition set forth in the audited financial statements included in the filing should be supplemented by a discussion based upon pro forma financial information.  The determination as to whether a discussion of the audited financial statements should be supplemented by a discussion based on pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made, and the overall meaningfulness of any such supplemental pro forma discussion.  In this circumstance, Staff guidance provides that the pro forma financial information may be presented in a format consistent with Article 11 of Regulation S-X.  Staff guidance in the Financial Reporting Manual, however, also makes clear that other formats, such as the footnote pro forma information specified by ASC 805, may also be appropriate depending on the particular facts and circumstances.  In addition, at the Center for Audit Quality SEC Regulations Committee Joint Meeting with the SEC Staff on June 24, 2010 (the "CAQ Joint Meeting") the SEC Staff acknowledged that formats other than Article 11 of Regulation S-X may be appropriate depending on the facts and circumstances.  At the CAQ Joint Meeting, the SEC Staff also indicated that a registrant may in some cases choose to limit its supplemental discussion to the effect of the business combination on revenues because in these circumstances the adjustments to arrive at the pro forma amount of revenue may be limited and easy to explain.
The Company has presented "top line" pro forma information (e.g., revenue and relating operating data, i.e., closings, orders, backlog, related ASP amounts, and average number of selling communities), supplemented with a presentation and discussion of GAAP ASC 805 pro forma revenues and pro forma pretax income as discussed in the CAQ Joint Meeting.  The adjustments to arrive at the "top line" pro forma revenue and related operating data are limited and easy to explain (in fact, there are no adjustments).  And, with respect to the supplemental presentation of the GAAP ASC 805 pro forma information, the Company included detail regarding the nature of the adjustments in its form 10-Q as suggested by the Staff at the CAQ Joint Meeting.  The Company further believes that together the (i) top line supplemental pro forma information and (ii) GAAP ASC 805 pro forma information is sufficient to illustrate, quantify and explain the impact of the merger without the necessity of include Article 11 pro forma financial statements.

Mr. W. John Cash
United States Securities and Exchange Commission
December 9, 2016

The Company believes the following additional facts and circumstances support the presentation format discussed above:
•
Pro forma financial statements are not included (nor required) in the Company's Form 10-K and Form 10-Q filings; however, ASC 805 disclosures are included in the footnotes and therefore used by investors in the context of the report.  Adding Article 11 pro form information would add new information that is otherwise not required in a Form 10-K or Form 10-Q and would require preparation of such pro forma information for periods in which it has not been prepared.  As a result, the Company believes it is more appropriate and consistent with the Staff guidance to use the pro forma information subject to ASC 805 disclosures which sufficiently captures the items to facilitate comparability.

•
The "top line" information is useful to investors because it illustrates the impact of the merger on the top line revenue and operating metrics key to the Company's investors and its industry.  In the Company's view, it is useful to illustrate that on a pro forma basis, for example, revenues increased (for the third quarter of 2016) 26%; on a consolidated basis, however, homebuilding revenues increased 156%.

•
For cost of sales, SG&A and similar income statement items, the Company's MD&A discussion focuses on the costs as a percentage of revenue, which is comparable whether pro formas are used or not.  For cost of sales, gross margin and similar income statement items the Company has included (commencing with its 2016 third quarter Form 10-Q) additional discussion quantifying the impact the merger had on each financial statement line item in its discussion of actual results. Accordingly, the Company does not believe that pro forma financial statement presentation provides incremental value to investors. As an example, on page 34 under "Gross Margin", we discussed the impact of the fair value adjustments to inventory on our gross margin percentage from home sales:

"In addition, the gross margin from home sales was adversely impacted by the required fair value adjustments to homes in backlog, speculative homes under construction and model homes acquired from Ryland in the merger, of which $18.5 million was recognized as an increase to cost of sales during the six months ended June 30, 2016.  No such adjustments were recognized during the 2016 third quarter."

Mr. W. John Cash
United States Securities and Exchange Commission
December 9, 2016

Additionally, on page 35, under "SG&A Expenses", we discussed the impact the merger had on the Company's SG&A rate:
"While the dollar amount of the Company's SG&A expenses increased period over period as a result of the merger, the improvement in our SG&A rate in both the three and nine months ended September 30, 2016 compared to the prior year was primarily the result of the increase in home sale revenues and the operating leverage we gained in connection with the merger with Ryland."
•
The pro forma information presented in the Company's Form 10-K and Form 10-Q filings describes our performance "through the eyes of management".  For example, it is consistent with the pro forma information presented in the Company's earnings releases.

Based on the facts and circumstances discussed above and in our prior response, considered against the Staff's guidance in the Financial Reporting Manual and at the CAQ Joint Meeting, the Company believes that the top line supplemental pro forma information and GAAP ASC 805 pro forma information is sufficient to illustrate, quantify and explain the impact of the merger without the necessity of include Article 11 pro forma financial statements.
2.
We note your response to prior comment two; however, it appears to us that a discussion of material fluctuations in revenue and pretax income should be presented for each homebuilding segment, including a quantified discussion and analysis of the significant factors that contribute to changes in segment revenue and pretax income, beyond just a tabular presentation. We remind you that your segment analysis does not need to result in repetitive disclosure, and may be integrated in your discussion of consolidated amounts to avoid duplication. Also, it appears to us that sales incentives by segment should be presented since they are commonly disclosed and discussed in your industry.

CalAtlantic Response:
Changes in revenue and pretax income by segment
The Company has included (commencing with its 2016 third quarter Form 10-Q), and will continue to include in future filings, a discussion of the material fluctuations in revenue and pretax income for each homebuilding segment.  As indicated in the Staff's Comment Letter, this discussion may be integrated in the Company's discussion of its

Mr. W. John Cash
United States Securities and Exchange Commission
December 9, 2016

consolidated amounts to avoid duplication.  In the Company's 2016 third quarter Form 10-Q, the homebuilding segment discussion was integrated in the Company's discussion of its consolidated results.  As an example, on page 34 under "Revenues", we included a discussion of material fluctuations in our West region:

"The increase in new home deliveries for the 2016 third quarter as compared to the prior year period resulted primarily from the new selling communities we acquired in connection with our merger with Ryland, as well as stronger deliveries from our West region which experienced increased deliveries in all divisions within the region."

In future filings, we will enhance this discussion to include material fluctuations of pretax income for each homebuilding segment.
Sales incentives by segment
The Company does not believe that disclosure of sales incentives by segment is useful disclosure for the reasons detailed in our prior response.  As noted in our prior response, the Company believes that its current disclosure of the net selling price (which is net of sales incentives) for each homebuilding segment is the most relevant and meaningful disclosure to an investor. The Company respectfully maintains that sales incentives are not commonly disclosed and discussed in MD&A by other homebuilders.  The Company surveyed the Form 10-Q and Form 10-K filings of 18 homebuilders.  Of this group, only three disclosed the dollar amount of sales incentives (2 by segment; 1 on a consolidated basis in its revenue recognition discussion).
Critical Accounting Policies, page 33
Goodwill, page 38
3.	We note your response to prior comment six. Please tell us, and disclose in future filings, your methodology for allocating the goodwill you recorded in the Ryland merger to each reporting unit.
CalAtlantic Response:
In future filings, we will disclose the Company's methodology for allocating goodwill to each reporting unit.  Goodwill has been allocated to the Company's four homebuilding regions that were expected to benefit from the synergies of the merger.   The allocation was based on the relative fair value of each acquired reporting unit in accordance with ASC 350, Intangibles – Goodwill and Other. The key drivers used in the fair value

Mr. W. John Cash
United States Securities and Exchange Commission
December 9, 2016

calculation included 10-year regional level cash flow projections that were reviewed by a third party valuation expert, terminal growth rate and the weighted average cost of capital calculated for each acquired reporting unit based on regional specific assumptions.
Item 8. Financial Statements and Supplementary Data, page 40
4. Segment Reporting, page 57
4.	Based on your responses to prior comments six and eight, please address the following:
•	Explain to us how and why you identified four homebuilding regions;
•	Explain to us the nature and extent of the divisional level financial information included in regional homebuilding reports provided to the CODM;
•	Reconcile your statement that regional presidents are responsible for capital decisions within regions with your statement that those decisions are subject to review and approval of the CODM; and
•
Explain to us how you concluded that homebuilding operating divisions within your reportable segments had similar economic characteristics, including similar historical and expected future long-term gross margin percentages.

CalAtlantic Response:
Explain to us how and why you identified four homebuilding regions

In accordance with ASC 280, Segment Reporting ("ASC 280), we utilized the "management approach" to identify our four homebuilding regions as our homebuilding reportable segments.  Under ASC 280's "management approach" financial statement preparers identify financial statement segments by identifying the way management organizes the company for making operating decisions and assessing performance.  Utilizing this approach we determined that the Company's four homebuilding regions are our reportable segments and, accordingly, provide our homebuilding related financial information broken down across these four segments, which provides investors and other users of our financial statements the opportunity to view and assess our Company's performance within the same framework utilized by management to review performance and make decisions.

Mr. W. John Cash
United States Securities and Exchange Commission
December 9, 2016

As noted in our response to prior comment six, we have determined that our four homebuilding regions have all of the characteristics of an operating segment in accordance with ASC 280 as each region: (i) engages in homebuilding activities that earns revenues and incurs expenses; (ii) the operating results of each region are reviewed regularly by the Company's chief operating decision maker ("CODM") to assess performance of each region and make decisions about how to allocate capital to the regions; and (iii) discrete financial information for each region is available.

Reconcile your statement that regional presidents are responsible for capital decisions within regions with your statement that those decisions are subject to review and approval of the CODM

As noted in our response to prior comment six, the Company's CODM is comprised of the Company's CEO, COO and CFO.  Each of the four homebuilding regions has a Regional President that reports directly to the CODM and is responsible for overseeing the following key areas of effort: (i) allocating and driving performance of invested capital; (ii) land acquisition; (iii) sales and marketing; (iv) product development; (v) homebuilding operations and (vi) customer service.  Utilizing the advice and guidance of the Regional President, who is looked to by the CODM as the subject matter expert for his/her region, the CODM provides final approval for decisions made within a region, including ultimate approval of capital allocation decisions for the region.

Explain to us the nature and extent of the divisional level financial information included in regional homebuilding reports provided to the CODM

As noted in prior comment six, the CODM receives regional level information that contains divisional level information that rolls up into regional subtotals.  The divisional level information provided in the CODM reports includes (i) homes delivered (units, average selling price and gross margin percentage); (ii) net new orders and homes in backlog (units, average selling price, sales incentives, total dollar value); (iii) average active selling communities; and (iv) business plans and forecasts (revenues, gross margin, SG&A expenses, pretax income and inventory value).  In addition to consolidated and regional level reports, the majority of our financial and operating reports (historical and forecasted amounts) are available to the CODM at various levels, including sub-segment (for example, Northern and Southern California), division level, market level, community level, individual lot level and plan/elevation level.  While the CODM allocates capital and assesses performance at the regional level, we believe it is important for the CODM to have access to the information that aggregates into the regional data so that the CODM can take a deeper informational dive when necessary to aid in the CODM's

Mr. W. John Cash
United States Securities and Exchange Commission
December 9, 2016

understanding of the underlying factors that are driving the Company's regional operating and financial results at any particular point in time.

Explain to us how you concluded that homebuilding operating divisions within your reportable segments had similar economic characteristics, including similar historical and expected future long-term gross margin percentages

For the 2015 Form 10-K segment disclosures, the Company determined that the operations within its North, Southeast, Southwest and West reportable segments have similar economic characteristics as demonstrated by the gross margin analysis summarized below. The long-term gross margin percentages in the table summarized below reflect the average historical gross margins of Standard Pacific's operations from 2012 through 2015.

The Company's analysis of gross margin percentages below excludes the historical results of Ryland's operations because, as required by ASC 805, all of Ryland's inventory was recorded at fair value on the acquisition date and as such, Ryland's historical results would not be indicative of future gross margin trends.  The fair value adjustment to inventories acquired in connection with the merger (excluding homes under contract, completed homes and homes under construction) resulted in an expected gross margin of approximately 20%.  The fair value method employed for this determination was similar to the methodology used when the Company underwrites new land acquisitions, which typically require an expected gross margin of approximately 20% in order to be approved by the CODM.  As such, the Company believes that, over time, the operations within our reportable segments will likely experience gross margin percentages that are consistent with the reportable segment averages set forth in the table below. This table excludes our North region, which consists entirely of operations acquired from Ryland for which inventory was recorded at fair value as of the acquisition date, resulting in similar expected gross margins of 20% for all operations in the North region.

Mr. W. John Cash
United States Securities and Exchange Commission
December 9, 2016

	Historical	GM Variance
	GM %	Over Reportable
Region	(2012 - 2015)	Segment GM%

Carolinas	20.1%	-5.2%
Florida	22.2%	4.7%
SOUTHEAST	21.2%

Colorado	21.1%	-4.5%
Nevada	20.1%	-9.0%
Texas	22.4%	1.4%
SOUTHWEST	22.1%

Arizona	22.1%	-2.2%
California (1)	22.6%	0.0%
WEST	22.6%

(1) Excludes one outlier master planned community in Southern California that, if included, would increase the gross margin percentage by 350 basis points.

We note that the historical gross margin of our California operations in the table above excludes the impact of one master plan community in Southern California that, if included, would increase the historical gross margin in California by approximately 350 basis points.  We believe the gross margin percentage of this master plan community is not indicative of our expected future long-term gross margins in California.  As they are now when we exclude the impact of the single outlier master plan community, we expect over time that the future long-term gross margins in California and Arizona will continue to be similar, because all new land acquisitions in all of the West region typically require an expected gross margin of approximately 20% in order to be approved by the CODM.

In summary, we believe the data provided above demonstrates that the operations contained within our four reportable segments have similar economic characteristics.  We expect the future long-term gross margins of our homebuilding regions to remain similar to the respective reportable segment average.  We will continue to analyze historical and expected long-term gross margins of our operating segments in accordance with ASC Topic 280.

Mr. W. John Cash
United States Securities and Exchange Commission
December 9, 2016

If you have any questions, please do not hesitate to contact me at (240) 532-3888.

Very truly yours,
CALATLANTIC GROUP, INC.

/s/ JEFF J. MCCALL

Jeff J. McCall
Executive Vice President & Chief Financial Officer